SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 3)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

NOVAMED, INC.
(Name of Subject Company (Issuer))

1.0% Convertible Senior Subordinated Notes due 2012
(Title of Class of Securities)

66986WAA6
(CUSIP Number of Class of Securities)

Scott T. Macomber
Chief Financial Officer
NovaMed, Inc.
333 West Wacker Drive, Suite 1010
Chicago, Illinois 60606
(312) 664-4100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copy to:

Brooks B. Gruemmer
McDermott Will & Emery LLP
227 West Monroe Street
Chicago, Illinois 60606
(312) 984-7594

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$75,002,083.33	$8,707.74

*
For the purpose of calculating the filing fee only, this amount represents the maximum aggregate purchase price payable in connection with a repurchase of the 1.0% Convertible Senior Subordinated Notes due 2012 (the “Notes”) upon a fundamental change, pursuant to the indenture governing the Notes, calculated as the sum of (a) $75.0 million, representing 100% of the principal amount of the Notes outstanding, plus (b) $2083.33, representing accrued and unpaid interest on the Notes to, but not including, June 16, 2011.

**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $116.10 for each $1,000,000 of the value of the transaction.

☐
Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
          Check the appropriate boxes below to designate any transaction to which the statement relates:
☐     third party tender offer subject to Rule 14d-1.
☑     issuer tender offer subject to Rule 13e-4.
☐     going private transaction subject to Rule 13e-3.
☐     amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

EXPLANATORY NOTE
This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 17, 2011, as amended by Amendment No. 1 to such Schedule TO filed on May 18, 2011, and Amendment No. 2 to such Schedule TO filed on June 8, 2011 (as amended and supplemented, the “Schedule TO”), by NovaMed, Inc., a Delaware corporation (the “Company”).  Pursuant to and subject to the terms and conditions of the indenture (the “Original Indenture”), dated as of June 27, 2007, between the Company and U.S. Bank National Association, as successor trustee to LaSalle Bank National Association, as trustee (the “Trustee”), as amended by the supplemental indentures, dated as of June 27, 2007 and May 4, 2011 (the “Supplemental Indentures” and, together with the Original Indenture, the “Indenture”) relating to the Company’s 1.0% Convertible Senior Subordinated Notes Due 2012 (the “Notes”), the Schedule TO was filed by the Company with respect to the right of each holder of the Notes (each, a “Holder”) to require the Company to repurchase for cash (the “Repurchase Right”) any and all of the Notes at a price of $1,000 per $1,000 in principal amount tendered, plus accrued and unpaid interest to, but excluding, the repurchase date, pursuant to the terms and conditions of the Notice of Fundamental Change and Offer to Purchase, dated May 17, 2011 (as amended and supplemented, the “Offer to Purchase”).

This Amendment is being filed on behalf of the Company and is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

The information set forth in the Schedule TO and the Offer to Purchase remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided for herein. Capitalized terms used and not otherwise defined in the Amendment have the meanings assigned to such terms in the Schedule TO or the Offer to Purchase.

Items 1, 4, and 11. Summary Term Sheet; Terms of the Transaction; Additional Information.

Items 1, 4, and 11 of the Schedule TO and the pertinent sections of the Offer to Purchase referred to in such Items are hereby amended and supplemented by adding the following text thereto:

The Holders’ Repurchase Right expired at 12:01 a.m., New York City time, on June 15, 2011.  The Company has been advised by the Trustee that Notes in the aggregate principal amount of $74,950,000.00 were validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on June 15, 2011, the Withdrawal Date.  The Company has accepted for purchase all Notes validly tendered and not withdrawn for a purchase price of $1,000 in cash per $1,000 principal amount.  The Company has delivered the aggregate purchase price of $74,950,000.00 for the accepted Notes to the Trustee for prompt distribution to the Holders.  Following the Company’s purchase of the Notes pursuant to the Repurchase Right, $50,000 in aggregate principal amount of the Notes remains outstanding.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 2011	NOVAMED, INC.
	By:	/s/ Scott T. Macomber
		Name:	Scott T. Macomber
		Title:	Chief Financial Officer